UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

AMENDMENT NO. 5
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOURNAL COMMUNICATIONS, INC.
(Name of Subject Company)
JOURNAL COMMUNICATIONS, INC.
(Name of Filing Person)
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Steven J. Smith
Chief Executive Officer
Journal Communications, Inc.
333 West State Street
Milwaukee, Wisconsin 53203
(414) 224-2425
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

With a copy to:

Benjamin F. Garmer, III
Russell E. Ryba
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5367
(414) 271-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$143,887,178	$ 18,231

*	Estimated in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, solely for purposes of calculating the filing fee based upon the average of the high and low sale prices of the Company’s class A common stock (into which the Company’s class B common stock is convertible on a one-for-one basis) on the New York Stock Exchange on May 11, 2004. This amount assumes the purchase of a total of 8,020,467 shares of class B common stock, par value $0.01 per share.
**	The fee is $126.70 per $1,000,000 of the aggregate transaction valuation, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #7, effective January 28, 2004.

|X|	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid:	$18,231	Filing Party:	Journal Communications, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 17, 2004

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.
|X|	issuer tender offer subject to Rule 13e-4.
|_|	going-private transaction subject to Rule 13e-3.
|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO, which is the final amendment, relates to the offer by Journal Communications, Inc., a Wisconsin corporation (the “Company”), to purchase up to 8,020,467 shares of its class B common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price per share equal to the average of the closing price of the Company’s class A common stock on the New York Stock Exchange on each of the five consecutive trading days ending with the third trading day prior to the expiration date of the tender offer, including any extension thereof, net to the seller in cash, without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each was amended and supplemented from time to time, together constituted the “Offer.”

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as exhibits 99(a)(1)(i) and 99(a)(1)(ii), respectively.

        The information in the Offer to Purchase and the related Letter of Transmittal, as previously amended, is incorporated in this Amendment No. 5 to the Schedule TO by reference to all of the applicable items in the Schedule TO.

        The tender offer expired at 12:00 midnight, New York City time, on June 15, 2004 and was not extended. Based on the final count by Wachovia Bank, N.A., the depositary and information agent for the tender offer, 9,794,518 shares of class B common stock were validly tendered and not withdrawn pursuant to the tender offer. The Company accepted for payment 8,020,467 shares, the full number of shares sought in the tender offer, at $18.55 per share.

        On June 21, 2004, the Company issued a press release announcing the expiration of the tender offer and the final results of the tender offer. The press release is hereby included herein as Exhibit 99(a)(5)(viii) and is incorporated herein by reference.

ITEM 12.    EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

99(a)(5)(viii)	Press release announcing results of tender offer, dated June 21, 2004.

SIGNATURE

        After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this amendment to the statement is true, complete and correct.

Dated: June 21, 2004	JOURNAL COMMUNICATIONS, INC.
By: /s/ Mary Hill Leahy
Mary Hill Leahy
Senior Vice President and General Counsel

EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated May 17, 2004.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(5)(i)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated May 17, 2004.*

99(a)(5)(ii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

99(a)(5)(iii)	Schedule of Question/Answer Sessions regarding the Tender Offer for Class B Shares.*

99(a)(5)(iv)	Employee communication, dated May 17, 2004, regarding commencement of the tender offer and the recent announcement from the Journal Credit Union.*

99(a)(5)(v)	Letter to Shareholders from Steven J. Smith, Chief Executive Officer of Journal Communications, Inc., dated May 26, 2004.*

99(a)(5)(vi)	Press release announcing extension of tender offer, dated June 8, 2004.*

99(a)(5)(vii)	Employee communication, dated June 8, 2004, regarding extension of tender offer.*

99(a)(5)(viii)	Press release announcing results of tender offer, dated June 21, 2004.

99(b)	Credit Agreement, dated as of September 5, 2003, by and among (i) The Journal Company (now known as Journal Communications, Inc.), as Borrower; (ii) Journal Communications, Inc. (now known as The Journal Company), as a Guarantor; (iii) certain subsidiaries of Journal Communications, Inc. (now known as The Journal Company), as Guarantors; (iv) U.S. Bank National Association, as Lead Arranger and Administrative Agent; and (v) the several lenders from time to time parties thereto (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K, filed September 9, 2003, of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(1)	Shareholders Agreement, by and among Journal Communications, Inc. (now known as The Journal Company), The Journal Company (now known as Journal Communications, Inc.), Matex Inc. and Abert Family Journal Stock Trust, dated as of May 12, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (Reg. No. 333-105210) of The Journal Company (now known as Journal Communications, Inc.)).

99(d)(2)	Articles of Incorporation of Journal Communications, Inc. (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 (Reg. No. 333-114974) of Journal Communications, Inc.).

*	Previously filed.